Exhibit 99.1

OFFER FOR F&C ASSET MANAGEMENT PLC

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

28 January 2014

RECOMMENDED CASH ACQUISITION

of

F&C ASSET MANAGEMENT PLC

by

BMO GLOBAL ASSET MANAGEMENT (EUROPE) LIMITED

a wholly-owned subsidiary of

BANK OF MONTREAL

to be effected

by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Summary

•	Bank of Montreal and F&C Asset Management plc (“F&C”) are pleased to announce that agreement has been reached on the terms of a recommended cash acquisition by which the entire issued and to be issued ordinary share capital of F&C will be acquired by BMO Global Asset Management (Europe) Limited (“BMO Europe”), a wholly-owned subsidiary of Bank of Montreal (BMO Europe and Bank of Montreal together or individually as the context requires, “BMO”).

•	Under the terms of the Acquisition, each Scheme Shareholder will be entitled to receive 120 pence in cash for each F&C Share (the “Cash Price”), valuing F&C’s existing issued and to be issued ordinary share capital at approximately £708 million.

•	In addition, F&C Shareholders on F&C’s register of members at the close of business on 4 April 2014 will be entitled to receive and retain an ordinary course dividend of 2 pence per F&C Share for the financial year ended 31 December 2013, which the board of directors of F&C resolved on 28 January 2014 to pay to such shareholders on the earlier of (i) 20 May 2014; and (ii) the date on which cash consideration is despatched pursuant to the Scheme (the “F&C Ordinary Dividend”).

•	The Cash Price and the F&C Ordinary Dividend in aggregate comprise 122 pence in cash, representing an aggregate premium of approximately:

•	30.5 per cent. to F&C’s share price of 93.5 pence at the close of business on 24 January 2014, being the last Business Day prior to the commencement of the Offer Period;

•	35.1 per cent. to the 1 month VWAP per F&C Share of 90.3 pence from 27 December 2013 to 24 January 2014, being the last Business Day prior to the commencement of the Offer Period; and

•	32.8 per cent. to the 3 month VWAP per F&C Share of 91.9 pence from 25 October 2013 to 24 January 2014, being the last Business Day prior to the commencement of the Offer Period.

•	The Cash Price of 120 pence, excluding the F&C Ordinary Dividend, represents a premium of approximately 28.3 per cent. to F&C’s share price of 93.5 pence at the close of business on 24 January 2014, being the last Business Day prior to the commencement of the Offer Period.

•	The cash consideration payable by BMO under the terms of the Acquisition will be funded from cash resources.

•	Given BMO’s strong capital position, no common equity offering will be required for the Acquisition. The impact of the Acquisition on BMO’s Basel III Common Equity Tier 1 ratio is expected to be approximately 75 basis points. The Acquisition will further diversify BMO’s earnings by adding fee-based income with good opportunities for revenue growth. Cost savings from the Acquisition are expected to be modest. The Acquisition has an internal rate of return to BMO of approximately 15 per cent., and is modestly accretive to BMO’s earnings per share in the first year, excluding one-time costs and the amortisation of intangible assets.[1]

•	It is intended that the Acquisition will be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act, further details of which are contained in the full text of this announcement. BMO reserves the right to elect to implement the Acquisition by way of a takeover offer (as defined in Part 28 of the Companies Act), subject to the Panel’s consent.

•	BMO has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting from those directors of F&C who hold F&C Shares and Aviva Investors Global Services Limited in respect of 71,484,027 F&C Shares in aggregate, representing approximately 12.30 per cent. of the issued ordinary share capital of F&C on 27 January 2014, being the last practicable date prior to this announcement. Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

•	The directors of F&C, who have been so advised by J.P. Morgan Cazenove, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, J.P. Morgan Cazenove has taken into account the commercial assessments of the directors of F&C. The directors of F&C intend to recommend unanimously that F&C Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting as those directors of F&C who hold F&C Shares have irrevocably undertaken to do in respect of their own beneficial holdings of 1,094,264 F&C Shares (representing approximately 0.19 per cent. of the issued ordinary share capital of F&C on 27 January 2014, being the last practicable date prior to this announcement).

•	The Scheme Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be posted to F&C Shareholders and (for information only) participants in the F&C Share Schemes within 28 days of the date of this announcement. Subject to the satisfaction of all relevant conditions, including the Conditions, and certain further

[1]

Note: These statements of expected earnings per share and internal rate of return relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the expected earnings per share and estimated internal rate of return referred to may not be achieved, or those achieved could be materially different from those targeted. Neither this statement nor any other statement in this announcement are intended to be a profit forecast and should not be interpreted to mean that earnings per F&C Share for the current or future financial years would necessarily match or exceed the historical published earnings per F&C Share.

terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document, the Scheme will become effective after 1 May 2014 but at the latest by 31 August 2014 (or such later date (if any) as BMO and F&C may agree), the expectation being that the Scheme will become effective during May 2014. An expected timetable of principal events will be included in the Scheme Document.

•	F&C has also today released its AuM and Business Flows Update for the 3 months ended 31 December 2013 containing updates on AuM and business flows as at 31 December 2013.

•	BMO believes that the Acquisition is an excellent strategic, financial and cultural fit and an attractive transaction for both companies and their key stakeholders. It is expected that a common client focus, enhanced global and diverse product offering and a focus on delivering strong investment returns will benefit both BMO and F&C clients.

F&C is a diversified UK-based investment manager with a strong brand, an almost 150-year history and AuM of approximately £82 billion (US$136 billion) as at 31 December 2013.

Established in 1817 as Bank of Montreal, BMO Financial Group is Canada’s first bank and has been operating continuously in the UK since 1870. BMO’s Lloyd George Management and Pyrford International both have offices in London. BMO Capital Markets, the investment and corporate banking arm of BMO, operates in London and select European locations.

By doubling AuM, the Acquisition will position BMO Global Asset Management as a globally significant money manager, adding scale, resources and capabilities to its investment platform, while providing attractive cross-sell potential into wealth markets in the UK and the rest of Europe. This enhanced scale is expected to improve prospects for winning institutional mandates in faster growing market segments including multi asset, liability driven investment and socially responsible investment, and provides an advantage in the consultant driven US and UK institutional markets. BMO Global Asset Management currently operates multi-disciplined investment hubs in Canada and the United States, in addition to a number of specialised equity boutiques in the UK and elsewhere, with total AuM of approximately £80 billion (US$133 billion) as at 31 December 2013.

The UK and European markets are strategically important to BMO Global Asset Management from the perspective of both investment strategies and product distribution. This Acquisition provides BMO Global Asset Management with a broader array of investment capabilities and an established distribution network.

The F&C business is intended to form the centrepiece of BMO Global Asset Management’s European operations. BMO Global Asset Management is focused on growing the size and range of AuM over the medium to long term. The F&C business is expected to benefit from leveraging BMO Global Asset Management’s North American and Asian distribution platform. In addition, BMO Global Asset Management plans to take advantage of opportunities to distribute existing BMO Global Asset Management product capabilities into the UK and the rest of Europe, using F&C’s existing distribution network.

•	Commenting on today’s announcement, William Downe, Chief Executive Officer, BMO Financial Group said:

“The Acquisition demonstrates BMO’s deep commitment to the asset management business. F&C and BMO both take pride in having built distinctive and engaging brands – grounded in a long history of trust – and we share a deeply held conviction for working in the best interests of our clients. With an established pedigree in fixed income investment and broad equity and property capabilities across its European platform, F&C advances BMO’s capabilities by adding scope and scale to our well-established portfolio of wealth management businesses.

“We are the oldest bank in Canada and our ties with the UK have been present since our founding. And as residents of the City of London and as stewards of the Bank of Montreal’s long history, we are keenly aware that, in business, the thing that matters most is the quality of the work we do on behalf of our clients. We move forward today with the same confidence and optimism as when the bank opened its doors on Lombard Street nearly 150 years ago.”

•	Commenting on today’s announcement, Barry McInerney, BMO Global Asset Management’s Co-CEO said:

“F&C and BMO share a passion for focusing on our clients’ needs. We look forward to welcoming F&C clients and employees to the BMO Global Asset Management family.”

•	Commenting on today’s announcement, Richard Wilson, Chief Executive Officer of F&C said:

“F&C has made significant progress in the last couple of years. We have developed new products, strengthened our distribution channels and reduced our cost base, putting the business in a strong position to move forward. Looking forward, BMO represents a unique opportunity to broaden and accelerate our ambitions. The products, geographic presence and cultures of both organisations are truly complementary and with BMO’s commitment to growth, this is clearly a very positive outcome for both our clients and employees. We look forward to joining the BMO organisation.”

Commenting on today’s announcement, Kieran Poynter, Chairman of F&C said:

“F&C’s board of directors believes the offer represents an attractive valuation for F&C Shareholders and a positive outcome for employees and clients.”

This summary should be read in conjunction with, and is subject to, the full text of the following announcement (including its Appendices). The Acquisition will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the bases and sources of certain information contained in this summary and the following announcement. Appendix 3 contains details of the irrevocable undertakings received by BMO. Appendix 4 contains the definitions of certain terms used in this summary and the following announcement.

Enquiries:

BMO

Media Relations

Paul Deegan	Tel: +1 416 867 4770

Ralph Marranca	Tel: +1 416 867 4995

Investor Relations

Sharon Haward-Laird	Tel: +1 416 867 6656

Andrew Chin	Tel: +1 416 867 7019

Barclays (financial advisor to BMO)

Matthew Smith	Tel: +44 (0) 20 7623 2323

Adam Sinclair	Tel: + 1 416 863 8900

BMO Capital Markets (financial advisor to BMO)

Brad Hardie	Tel: +1 416 359 5614

Ariel Walsh	Tel: +1 212 702 1743

F&C	Tel: +44 (0) 20 7628 8000

Richard Wilson

David Logan

J.P. Morgan Cazenove (financial advisor and corporate broker to F&C)	Tel: +44 (0) 20 7742 4000

John Mayne

Dwayne Lysaght

Mike Collar

F&C Media Relations

Richard Janes (F&C)	Tel: +44 (0) 20 7011 4298

Neil Doyle (FTI Consulting (public relations advisor to F&C))	Tel: +44 (0) 20 7269 7237

Further information

This announcement is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities of F&C in any jurisdiction in contravention of applicable law. The Acquisition will be made solely by means of the Scheme Document, which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.

Barclays, which is authorised by the PRA and regulated by the FCA and the PRA in the UK, is acting exclusively for BMO and no one else in connection with the Acquisition and will not be responsible to anyone other than BMO for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A., Bank of Montreal Ireland Plc, and Bank of Montreal (China) Co. Ltd and the institutional broker dealer businesses of BMO Capital Markets Corp. and BMO Capital Markets GKST Inc. in the US, BMO Nesbitt Burns Inc. in Canada, Europe and Asia, BMO Capital Markets Limited in Europe and Australia and BMO Advisors Private Limited in India. In the UK, BMO Capital Markets Limited is authorised and regulated by the FCA. BMO Capital Markets is acting exclusively for BMO and no one else in connection with the Acquisition and will not be responsible to anyone other than BMO for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

J.P. Morgan Limited is authorised and regulated in the United Kingdom by the FCA. J.P. Morgan Securities plc is authorised in the United Kingdom by the PRA and regulated by the FCA and the PRA. J.P. Morgan Limited and J.P. Morgan Securities plc conduct their UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”). J.P. Morgan Cazenove is acting as financial adviser and broker exclusively for F&C and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than F&C for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Overseas jurisdictions

The availability of the Acquisition to F&C Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

The Acquisition will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

Canadian Holders should note that the Acquisition relates to the securities of a UK company, is subject to UK disclosure requirements (which are different from those applicable in Canada) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the provisions of Canadian provincial securities laws applicable to take-over bids. Accordingly, the Scheme will be subject to UK disclosure requirements and practices, which are different from the disclosure requirements of Canadian provincial securities laws applicable to take-over bids. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of Canadian companies or companies whose financial statements are prepared in accordance with International Financial Reporting Standards in Canada. However, if BMO were to exercise its right to implement the acquisition of the F&C Shares by way of a takeover offer, any such offer made in Canada will be made in compliance with (or pursuant to available exemptions from) the applicable requirements of Canadian provincial securities laws.

The receipt of cash pursuant to the Acquisition by a Canadian Holder as consideration for the cancellation of its Scheme Shares pursuant to the Scheme may be a taxable transaction for Canadian federal income tax purposes and under applicable Canadian provincial income tax laws, as well as foreign and other, tax laws. Each F&C Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

US Holders should note that the Acquisition relates to the securities of a UK company, is subject to UK disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act and the proxy solicitation rules under the US Exchange Act will not apply to the Acquisition. Accordingly, the Scheme will be subject to UK disclosure requirements and practices, which are different from the disclosure requirements of the US tender offer and proxy solicitation rules. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. However, if BMO were to exercise its right to implement the acquisition of the F&C Shares by way of a takeover offer, such offer will be made in compliance with applicable US tender offer and securities laws and regulations.

The receipt of cash pursuant to the Acquisition by a US Holder as consideration for the cancellation of its Scheme Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each F&C Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

It may be difficult for US Holders to enforce their rights and claims arising out of the US federal securities laws, since BMO and F&C are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, BMO or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, F&C Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition, and other information published by BMO and F&C contain statements which are, or may be deemed to be, “forward-looking statements”, including for the purposes of Canadian securities law and the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of BMO and F&C about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on BMO and F&C, the expected timing and scope of the Acquisition and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although BMO and F&C believe that the expectations reflected in such forward-looking statements are reasonable, BMO and F&C can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include the satisfaction of the Conditions, as well as additional factors, such as: the anticipated benefits from the proposed transaction, for example the Acquisition being accretive to BMO’s earnings, the estimated internal rate of return, and BMO’s capital position, are not realized as a result of changes in general economic and market conditions in the countries in which BMO operates; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which BMO operates; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; and those other factors set out on pages 30 and 31 of BMO’s 2013 Annual Report. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Assumptions about current and expected capital requirements, F&C’s assets under management, revenues and expenses, potential for assets under management and earnings growth as well as costs associated with the Acquisition, and expected revenue and cost synergies were material factors BMO considered in estimating the internal rate of return to BMO and the estimate of the acquired business being accretive to BMO’s earnings.

Assumptions about current and expected capital requirements and BMO’s models used to assess those requirements under the Canadian Capital Adequacy Requirement Guideline, F&C’s assets under management, revenues and expenses, potential for assets under management and earnings growth as well as costs associated with the Acquisition were material factors BMO considered in estimating the impact on its Basel III Common Equity Tier 1 ratio.

Neither BMO nor F&C, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither BMO or F&C is under any obligation, and BMO and F&C expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Electronic communications

Please be aware that addresses, electronic addresses and certain other information provided by F&C Shareholders, persons with information rights and other relevant persons for the receipt of communications from F&C may be provided to BMO during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on website and hard copies

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on BMO’s website at www.bmo.com/fandc and F&C’s website at www.fandc.com by no later than 12 noon (London time) on the business day following this announcement. For the avoidance of doubt, the contents of those websites is not incorporated by reference and does not form part of this announcement.

You may request a hard copy of this announcement by contacting the Company Secretary of F&C during business hours on +44 (0) 20 7628 8000 or by submitting a request in writing to the Company Secretary of F&C at Exchange House, Primrose Street, London EC2A 2NY. Your attention is drawn to the fact that a hard copy of this announcement will not be sent to you unless so requested. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

28 January 2014

RECOMMENDED CASH ACQUISITION

of

F&C ASSET MANAGEMENT PLC

by

BMO GLOBAL ASSET MANAGEMENT (EUROPE) LIMITED

a wholly-owned subsidiary of

BANK OF MONTREAL

to be effected

by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

1.	Introduction

Bank of Montreal and F&C Asset Management plc (“F&C”) are pleased to announce that agreement has been reached on the terms of a recommended cash acquisition by which the entire issued and to be issued ordinary share capital of F&C will be acquired by BMO Global Asset Management (Europe) Limited (“BMO Europe”), a wholly-owned subsidiary of Bank of Montreal (BMO Europe and Bank of Montreal together or individually as the context requires, “BMO”). It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

2.	The Acquisition

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

for each Scheme Share	120 pence in cash

(the “Cash Price”), valuing F&C’s entire issued and to be issued share capital at approximately £708 million.

In addition, F&C Shareholders on F&C’s register of members at the close of business on 4 April 2014 will be entitled to receive and retain an ordinary course dividend of 2 pence per F&C Share for the financial year ended 31 December 2013, which the board of directors of F&C resolved on 28 January 2014 to pay to such shareholders on the earlier of (i) 20 May 2014; and (ii) the date on which cash consideration is despatched pursuant to the Scheme (the “F&C Ordinary Dividend”).

The Cash Price and the F&C Ordinary Dividend in aggregate comprise 122 pence in cash, representing an aggregate premium of approximately:

•	30.5 per cent. to F&C’s share price of 93.5 pence at the close of business on 24 January 2014, being the last Business Day prior to the commencement of the Offer Period;

•	35.1 per cent. to the 1 month VWAP per F&C Share of 90.3 pence from 27 December 2013 to 24 January 2014, being the last Business Day prior to the commencement of the Offer Period; and

•	32.8 per cent. to the 3 month VWAP per F&C Share of 91.9 pence from 25 October 2013 to 24 January 2014, being the last Business Day prior to the commencement of the Offer Period.

The Cash Price of 120 pence, excluding the F&C Ordinary Dividend, represents a premium of approximately 28.3 per cent. to F&C’s share price of 93.5 pence at the close of business on 24 January 2014, being the last Business Day prior to the commencement of the Offer Period.

3.	Background to and reasons for the Acquisition

BMO is a highly diversified financial services provider based in North America. BMO’s significant presence in North America is bolstered by existing operations in select global markets, including Europe and Asia, allowing BMO to provide its North American clients with access to economies and markets around the world, and its clients from other countries with access to North America.

A priority for BMO is to expand strategically in select global markets to create growth, particularly in the Wealth Management group which has become of increasing importance to BMO given its success and the attractive growth and risk profile of the industry. Wealth Management contributed approximately 22 per cent. of BMO’s total operating group revenues for the financial year ended 31 October 2013.

BMO conducts its asset management business under the name BMO Global Asset Management. BMO believes that the Acquisition is an excellent strategic, financial and cultural fit for BMO’s wealth management business and positions the combined BMO Global Asset Management business to grow and take advantage of global market trends:

•	This Acquisition is consistent with BMO’s stated intention of growing its wealth management business and demonstrates BMO’s commitment to the asset management business;

•	BMO Global Asset Management’s scale, product set and distribution capabilities will be enhanced; the pro forma combined AuM of F&C and BMO Global Asset Management were approximately £162 billion (US$269 billion) as at 31 December 2013;

•	The two organisations have complementary distribution and limited product overlap which is expected to drive future revenue growth;

•	Both management teams are talented and experienced with a common desire to grow the business;

•	The Acquisition has an equity value of approximately £708 million (C$1,292 million), is modestly accretive to BMO’s earnings per share in the first year, excluding one-time costs and the amortisation of intangible assets, and has an estimated internal rate of return of approximately 15 per cent.;[2]

[2]	Note: These statements of expected earnings per share and internal rate of return relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the expected earnings per share and estimated internal rate of return referred to may not be achieved, or those achieved could be materially different from those targeted. Neither this statement nor any other statement in this announcement are intended to be a profit forecast and should not be interpreted to mean that earnings per F&C Share for the current or future financial years would necessarily match or exceed the historical published earnings per F&C Share.

•	The Acquisition implies an enterprise value multiple of approximately 9.4 times F&C’s EBITDA for the 12 months ended 30 June 2013; and

•	BMO’s capital ratios will continue to be strong following closing of the Acquisition.

By doubling AuM, the Acquisition will position BMO Global Asset Management as a globally significant money manager, adding scale, resources and capabilities to its investment platform, while providing attractive cross-sell potential into wealth markets in the UK and the rest of Europe. BMO Global Asset Management currently operates multi-disciplined investment hubs in Canada and the United States, in addition to a number of specialised equity boutiques in the UK and elsewhere. The UK and European markets are strategically important to BMO Global Asset Management from the perspective of both investment strategies and product distribution. This Acquisition provides BMO Global Asset Management with a broader array of investment capabilities and an established distribution network.

The F&C business is intended to form the centrepiece of BMO Global Asset Management’s European operations. BMO Global Asset Management is focused on growing the size and range of AuM over the medium to long term. The F&C business is expected to benefit from leveraging BMO Global Asset Management’s North American distribution platform. In addition, BMO Global Asset Management plans to take advantage of opportunities to distribute existing BMO Global Asset Management product capabilities into the UK and the rest of Europe, using F&C’s existing distribution network. The expansion and diversification of product capabilities will offer clients a broader range of investment solutions.

BMO attaches great importance to the skills and experience of the existing management and employees of F&C. BMO does not expect any material changes to F&C’s current investment processes and investment team as a result of the Acquisition and welcomes the opportunity to develop further relationships in F&C’s markets including the UK, the Netherlands, Portugal, Germany and Ireland. It will also work closely with F&C’s management to develop and improve the offering to its clients.

It is expected that a common client focus, enhanced global and diverse product offering and a focus on delivering strong investment returns will benefit both BMO and F&C clients.

Overall, the expectation is that the Acquisition will provide attractive benefits for both BMO Global Asset Management and F&C clients and employees.

Given BMO’s strong capital position, no common equity offering will be required for the Acquisition. The cash consideration payable by BMO under the terms of the Acquisition will be funded from BMO’s cash resources. The impact of the Acquisition on BMO’s Basel III Common Equity Tier 1 ratio is expected to be approximately 75 basis points. The Acquisition will further diversify BMO’s earnings by adding fee-based income with good opportunities for revenue growth. Cost savings from the Acquisition are expected to be modest.

BMO does not currently have any intention to launch a repurchase or redemption programme for the Notes, although it reserves the right to make purchases at any time following the Effective Date.

4.	Recommendation

The directors of F&C, who have been so advised by J.P. Morgan Cazenove, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, J.P. Morgan Cazenove has taken into account the commercial assessments of the directors of F&C. The directors of F&C intend to recommend unanimously that F&C Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting as those directors of F&C who hold F&C Shares have irrevocably undertaken to do in respect of their own beneficial holdings of 1,094,264 F&C Shares (representing approximately 0.19 per cent. of the issued ordinary share capital of F&C on 27 January 2014, being the last practicable date prior to this announcement).

5.	Background to and reasons for the recommendation

In 2011 F&C commenced a review of strategy. The review resulted in a plan to increase the efficiency of F&C through a cost reduction programme and to drive profitable growth in the Consumer & Institutional businesses by leveraging strong investment performance in its areas of competitive advantage and through improving distribution. Total identified savings under the cost saving program were £48.8 million and this program remains on track. During 2012, underlying operating expenses reduced by £23.3 million and in the six months ended 30 June 2013 operating expenses were a further £10 million lower than in the first six months of 2012. As a result of this focus on efficiency, F&C’s underlying operating margin improved to 37.6 per cent. for the first six months of 2013 from 29.2 per cent. for the financial year ended 31 December 2012. Net debt levels have reduced by 10 per cent. over the same period to reach £87.4 million at 30 June 2013.

F&C continues to work closely with its strategic partners to explore opportunities to extend its relationship beyond the current contracted periods. At the same time, F&C has made significant progress in building sustainable growth in its Consumer & Institutional business. Inflow momentum has grown in Consumer & Institutional, with net inflows of £1,255 million in 2013 compared with net outflows of £1,913 million in 2012, whilst outflows have continued from strategic partners’ assets. F&C has continued to invest in distribution with a number of key hires during 2013.

While the directors of F&C are confident of the growth potential for the Consumer & Institutional business, F&C retains concentration risk to strategic partners in the short term. The directors of F&C believe that the Acquisition provides F&C Shareholders with an attractive premium and intend to recommend unanimously that F&C Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting.

In recommending the Acquisition, the directors of F&C have considered the Acquisition in relation to the value and prospects of the underlying F&C business segments and the potential medium term standalone value of F&C. Furthermore, there will be significant business benefits for F&C from the Acquisition, including strength of balance sheet behind the business, investment in growth and opportunities to further leverage the operational platforms in Europe, North America and Asia.

6.	Irrevocable Undertakings

BMO has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting from those directors of F&C who hold F&C Shares in respect of their entire beneficial holdings, amounting to 1,094,264 F&C Shares representing approximately 0.19 per cent. of the issued ordinary share capital of F&C on 27 January 2014, being the last practicable date prior to this announcement. The undertakings from the directors of F&C will remain binding if a higher competing offer for the entire issued and to be issued share capital of F&C is made, but will cease to be binding in the circumstances set out in Appendix 3 to this announcement.

BMO has also received an irrevocable undertaking to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting from Aviva Investors Global Services Limited in respect of 70,389,763 F&C Shares representing approximately 12.11 per cent. of the issued ordinary share capital of F&C on 27 January 2014, being the last practicable date prior to this announcement. This undertaking will cease to be binding in the circumstances set out in Appendix 3 to this announcement.

In total, therefore, BMO has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in respect of 71,484,027 F&C Shares representing approximately 12.30 per cent. of the issued ordinary share capital of F&C on 27 January 2014, being the last practicable date prior to this announcement.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

7.	Information relating to BMO

Established in 1817, BMO is a highly diversified financial services provider based in North America with total assets of C$537 billion (£321 billion) and approximately 45,500 employees as at 31 October 2013. BMO is the second largest Canadian bank as measured by retail branches in Canada and the US and is the eighth largest bank in North America by assets. BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets. BMO conducts its asset management business under the name BMO Global Asset Management.

BMO is listed on the Toronto Stock Exchange and the New York Stock Exchange with executive offices located in Toronto. BMO had a market capitalisation of C$46 billion as at 24 January 2014. For the financial year ended 31 October 2013, BMO reported net income of C$4.2 billion (£2.6 billion) and a Basel III Common Equity Tier 1 Ratio of 9.9 per cent. on an “all-in” (i.e. not transitional) basis.

BMO has been operating continuously in the UK since 1870. BMO’s Lloyd George Management and Pyrford International both have offices in London. BMO Capital Markets, the investment and corporate banking arm of BMO, operates in London and select European locations.

BMO Global Asset Management is a multi-disciplined asset management provider with more than US$133 billion (£80 billion) in AuM and more than US$163 billion (£99 billion) in AuA as at 31 December 2013.

BMO Global Asset Management’s AuM by client location as at 31 December 2013 was approximately 55 per cent. in Canada, 38 per cent. in the US, 4 per cent. in Europe and 3 per cent. in the rest of the world.

BMO Global Asset Management’s AuM is also broken down as follows:

BMO Global Asset Management AuM by Client Category	31 December 2013 US$bn
Retail	68.2
Institutional	65.1

Total	133.2

BMO Global Asset Management AuM by Asset Class	31 December 2013 US$bn
Equities	68.1
Fixed Interest	44.8
Liquidity	19.1
Multi Asset	1.2

Total	133.2

Business operations are principally in Canada and the US including offices in Toronto, Chicago, Milwaukee and Miami, with international offices outside of North America including London and Hong Kong. BMO Global Asset Management has been growing its wealth management presence and capabilities throughout Europe, the Middle East North Africa region, Asia and Australia.

BMO Global Asset Management provides institutional and individual clients with a broad range of investment solutions including various equities, fixed income, asset allocation and highly specialized strategies across regions. BMO Global Asset Management’s exchange traded fund business has nearly US$12 billion (£7 billion) in AuM and is the eighth largest fixed-income ETF provider in the world. It led the Canadian ETF industry in customer loyalty, net new assets and market share growth for the third year in a row in 2013. BMO Global Asset Management’s mandate is to deliver a diverse set of innovative and relevant investment solutions and promote a full breadth of capabilities and services to an increasingly global client base.

8.	Information relating to F&C

F&C is a leading diversified investment management group, managing £82.1 billion of assets as at 31 December 2013. F&C can trace its roots back to 1868 and the launch of the Foreign & Colonial Investment Trust, the first ever investment trust. F&C remains one of the largest providers of investment trusts in the UK and is committed to this strategically important business area. Headquartered in the UK and with offices in 11 cities across 8 countries, the firm employs 658 people, including 251 investment professionals.

With an established pedigree in fixed income investment, F&C offers a range of solutions across its European platform. A team of specialists provide dedicated expertise across the fixed income spectrum from government bonds to investment grade and high yield credit, emerging market debt and global convertibles.

Within its broad equities capability, F&C’s expertise includes emerging markets, European and global equities.

F&C’s AuM is broken down as follows:

F&C AuM by Asset Class	31 December 2013 £bn
Fixed Interest	40.9
Equities	28.3
Real Estate	7.3
Alternative Investments	1.0
Liquidity	4.6

Total	82.1

F&C AuM by Client Location	31 December 2013 £bn
UK	38.5
Netherlands	22.5
Portugal	11.2
Germany	4.1
Ireland	2.5
Other	3.3

Total	82.1

Across asset classes, F&C’s Investment Solutions platform seeks to innovate constantly to provide products that address the changing requirements of its investors. Investment Solutions consist of several products:

•	Liability-Driven Investment (“LDI”) is an asset-liability management strategy for defined benefit pension schemes, designing a portfolio of bonds and derivatives to match the liability profile of each pension scheme. F&C has enjoyed sustained, rapid growth in LDI and is now a leading provider of LDI solutions, with 40 mandates won in the twelve months to 31 December 2013.

•	F&C’s multi-asset products provide investors with access to a full range of developed and emerging asset classes through a combination of internal and external, active and passive investments delivering diversified strategies tailored to investors’ risk and return objectives.

•	F&C’s multi-manager team offers a range of products primarily for Retail clients which are distributed through intermediaries. These products are created using underlying funds from a range of managers to offer diversification and are available to suit a wide variety of risk-appetites. F&C has one of the longest-established multi-manager teams in the sector.

•	F&C’s fiduciary operations provide a complete outsourced investment office for Dutch defined benefit pension schemes.

F&C’s responsible investment capabilities offer a comprehensive product range including screened funds (UK, Global, Sharia, Emerging, Bonds), responsible engagement overlay (“REO”) and environmental, social and governance (“ESG”) integration. F&C provides its engagement overlay for over £54 billion of assets managed by third parties (as at 31 December 2013). F&C is a market leader in the responsible investment market with close to 30 years of experience.

F&C REIT is a specialist real-estate manager in which F&C owns 70 per cent. with the remaining 30 per cent. owned by F&C REIT’s management team. With a focus on investment in the UK and continental European markets, F&C REIT provides a range of products, including one of the leading real estate investment trusts, and has raised significant new assets in the UK and Germany in the past year.

F&C has a diverse product range with a strong performance track record:

Investment Performance above benchmark	Q4 2013	1 year	3 year	5 year
Fixed Income[3]	94%	95%	90%	93%
Equities[3]	80%	70%	70%	71%
Real Estate[4]	n/a	76%	76%	100%

Total	87%	80%	80%	83%

In 2013, F&C received more than 20 awards, including LDI Manager of the Year (European Pension Awards), Real Estate Investment Trust of the Year (Investment Week), Best Global Investment Trust (What Investment), Best Children’s Investment Product Provider (What Investment), Best Islamic Fund (Global Islamic Finance Awards) and Best Socially Responsible UK Equity Fund (Money Observer).

9.	AuM and Business Flow Update

F&C has made significant progress in building sustainable growth in its Consumer & Institutional business. Inflow momentum has grown in Consumer & Institutional, with net inflows of £1,255 million in 2013 compared with net outflows of £1,913 million in 2012. At the same time, F&C continues to manage the decline in strategic partner assets whilst exploring opportunities to extend relationships beyond the current contractual periods.

F&C has today released its AuM and Business Flows Update for the 3 months ended 31 December 2013 containing updates on AuM and business inflows as at 31 December 2013. Full details are available on the F&C website (www.fandc.com) and are summarised here:

•	Group AuM of £82.1 billion as at 31 December 2013 (30 September 2013: £90.1 billion);

•	Positive inflow momentum continued in Consumer & Institutional. Net inflows in the quarter to 31 December 2013 of £771 million take total net inflows for the year to December 2013 to £1,255 million (2012 – full year net outflows of £1,913 million);

•	Strong performance from Retail, with net inflows of £200 million in the quarter taking total Retail net inflows for the year to £585 million (2012 – Q4 net inflows of £19 million and full year net outflows of £60 million);

•	Institutional net inflows increased significantly to £706 million in the quarter and £1,163 million for the full year. (2012 – Q4 net outflows of £956 million and full year net outflows of £711 million); and

•	As anticipated, the previously announced withdrawal of Achmea’s own risk assets during the quarter accounted substantially for the overall strategic partner net outflows of £10.4 billion in the quarter.

[3]	Note: As at 31 December 2013; AuM-weighted performance versus relevant market indices or peer group. Peer sources: Lipper. Equity and Fixed Income analysis includes all assets managed by F&C investment teams excluding index funds, absolute return funds, outsourced mandates and portfolios with client directed management constraints.
[4]	Note: As at 30 September 2013; Real Estate analysis includes all portfolios managed by F&C REIT and monitored by Investment Property Databank (“IPD”).

Summary of AuM and fund flows:

a)	Twelve months to 31 December 2013

Client Category	Inflows £m	Outflows £m	Net Flows £m
Investment Trusts	137	(203)	(66)
Retail	2,056	(1,471)	585

Consumer	2,193	(1,674)	519
Wholesale	278	(705)	(427)
Third-Party Institutional	5,149	(3,986)	1,163

Consumer & Institutional	7,620	(6,365)	1,255
Strategic Partners	2,854	(23,104)	(20,250)

Total	10,474	(29,469)	(18,995)

b)	Quarter to 31 December 2013

Client Category	Inflows £m	Outflows £m	Net Flows £m
Investment Trusts	25	(56)	(31)
Retail	622	(422)	200

Consumer	647	(478)	169
Wholesale	29	(133)	(104)
Third-Party Institutional	1,946	(1,240)	706

Consumer & Institutional	2,622	(1,851)	771
Strategic Partners	587	(10,971)	(10,384)

Total	3,209	(12,822)	(9,613)

c)	AuM by client category

In Sterling	31 December 2012 £bn	30 September 2013 £bn	31 December 2013 £bn
Investment Trusts	6.0	6.5	6.7
Retail	5.0	5.7	6.1

Consumer	11.0	12.2	12.8
Wholesale	1.3	1.0	0.9
Third-Party Institutional	24.5	25.4	26.1

Consumer & Institutional	36.8	38.6	39.8
Strategic Partners	58.4	51.5	42.3

Total	95.2	90.1	82.1

d)	AuM by asset class

In Sterling	31 December 2012 £bn	30 September 2013 £bn	31 December 2013 £bn

Fixed Interest	56.3	49.3	40.9
Equities	25.7	27.4	28.3
Real Estate	7.5	7.2	7.3
Alternative Investments	1.2	1.1	1.0
Liquidity	4.5	5.1	4.6

Total	95.2	90.1	82.1

10.	Financing

The cash consideration payable by BMO under the terms of the Acquisition will be funded from cash resources.

Barclays is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to F&C Shareholders under the terms of the Scheme.

11.	Employees, Pensions and Retention Arrangements

BMO may, in due course, take steps to integrate F&C employees into the Wider BMO Group and to extend participation in BMO’s incentive and other benefit arrangements. It is not expected that the locations of F&C’s places of business will be affected by the Acquisition. Following implementation of the Acquisition, BMO will ensure that the existing employment rights of the employees of F&C and its subsidiaries are safeguarded and intends that F&C will continue to comply with its pension obligations.

In light of the importance that BMO places on the expertise of the existing management and employees of F&C, BMO and F&C have agreed in the Co-operation Letter that certain retention arrangements will be put in place for key F&C employees (all such arrangements being conditional upon the implementation of the Acquisition). Under these arrangements, BMO will offer participants in the LTRP awards under the Omnibus Plan in exchange for the release of their awards under the LTRP.

F&C and BMO have agreed that in lieu of the annual grants F&C would have made under the LTRP in March 2014, BMO will grant awards under the Omnibus Plan to eligible F&C employees in December 2014.

In addition, BMO may make cash retention awards to a small number of employees selected on a discretionary basis. No firm plans are currently in place in respect of any such payments but the total aggregate value of such payments will not exceed £3.5 million and no awards will be made to senior management. The detailed terms of the awards and recipients will be determined in due course.

J.P. Morgan Cazenove has advised the directors of F&C that the retention arrangements set out above are fair and reasonable. In providing its advice, J.P. Morgan Cazenove has taken into account the commercial assessments of the directors of F&C.

Further information in respect of employees, pensions and retention arrangements will be set out in the Scheme Document.

12.	F&C Share Schemes

Participants in the F&C Share Schemes will receive full details on the effect of the Acquisition on their rights and BMO will make appropriate proposals to such participants in due course (including further details on the exchange of awards under the LTRP for awards under the Omnibus Plan outlined above).

Under the terms of the Co-operation Letter, F&C has agreed that, to the extent that any awards are not exchanged for awards under the Omnibus Plan, it will not accelerate the vesting of, or waive any performance conditions applicable to, any subsisting share options or awards under the F&C Share Schemes as a result of the Acquisition.

Details of BMO’s proposals and the steps to be taken by F&C will be set out in the Scheme Document and in separate letters to be sent to participants in the F&C Share Schemes.

13.	Offer-related Arrangements

a)	Confidentiality Agreement

On 6 December 2013, Bank of Montreal and F&C entered into a confidentiality agreement in relation to the Acquisition pursuant to which, amongst other things, they each undertook, subject to certain exceptions, to keep information relating to Bank of Montreal and F&C, confidential and not to disclose it to third parties. Unless the confidentiality agreement is terminated earlier, these confidentiality obligations will remain in force for 18 months from the date of the agreement (save in respect of certain limited forms of confidential information such as board minutes, in respect of which the confidentiality obligations will remain in force for a period of five years from the date of the confidentiality agreement), regardless of whether the Acquisition takes place.

The confidentiality agreement also provides for non-solicitation, subject to certain exceptions, by either party in respect of its asset management business of any person who is a director, officer or employee of any member of the other party’s group for a period of 18 months commencing on 6 December 2013.

The confidentiality agreement further provides for a standstill period of six months commencing on 6 December 2013 during which Bank of Montreal is obliged, subject to certain exceptions, to procure that none of its group undertakings shall, directly or indirectly either alone or together with another person or persons: (i) acquire or cause to acquire any shares in F&C; (ii) make or cause another person to make an offer for F&C; (iii) announce or cause another person to announce an offer for F&C; (iv) enter into any arrangement which imposes obligations or restrictions in relation to the exercise of voting rights in respect of F&C shares; or (v) requisition or threaten to requisition a general meeting of F&C.

b)	Co-operation Letter

On 28 January 2014, Bank of Montreal, BMO Europe and F&C entered into the Co-operation Letter, pursuant to which they have each agreed, subject to the terms and conditions set out therein, to co-operate in relation to any dealings with relevant regulatory authorities, the making of any filings and submissions, the obtaining of any and all consents, clearances, permissions and waivers as may be necessary or expedient, taking into account all waiting periods as may be necessary, from or under the law, regulations or practices applied by any applicable regulatory or anti-trust authority and to use reasonable endeavours to take such actions as are necessary to facilitate the satisfaction of the relevant regulatory Conditions.

In addition, the Co-operation Letter provides for the retention arrangements outlined in paragraph 11 and records that F&C will seek shareholder approval to amend the articles of association of F&C at the General Meeting to provide that, if the Scheme becomes effective, any F&C Share issued or transferred after the Scheme Record Time will be automatically transferred to BMO in consideration for the payment by BMO of 120 pence in cash for each F&C Share so transferred.

The Co-operation Letter may be terminated and the obligations thereunder cease if (i) the Acquisition lapses or is withdrawn; (ii) the directors of F&C withdraw their recommendation of the Acquisition and the recommendation remains withdrawn for a period of 10 business days (provided that the parties shall not have to comply with their obligations while the recommendation remains withdrawn); (iii) the Scheme has not become effective by 31 August 2014; or (iv) so agreed between BMO and F&C.

The Co-operation Letter is disclosed in accordance with paragraph 18 below.

14.	Structure of the Acquisition

It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement between F&C and the Scheme Shareholders, under Part 26 of the Companies Act. The procedure involves, among other things, an application by F&C to the Court to sanction the Scheme and to confirm the cancellation of the existing F&C Shares, in consideration for which the Scheme Shareholders will receive cash on the basis described in paragraph 2 above. The purpose of the Scheme is to provide for BMO to become the owner of the entire issued and to be issued share capital of F&C.

The Scheme is subject to the Conditions and certain further terms referred to in Appendix 1 to this announcement and to be set out in the Scheme Document, and will only become effective if, among other things, the following events occur on or before 31 August 2014 (or such later date (if any) as BMO and F&C may agree):

•	A resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote) at the Court Meeting, either in person or by proxy, representing three-quarters or more in value of the Scheme Shares held by those Scheme Shareholders;

•	The Special Resolution necessary to implement the Scheme and to sanction the related Capital Reduction is passed by the requisite majority of F&C Shareholders required to pass such a resolution at the General Meeting;

•	The Scheme is sanctioned (with or without modification, on terms agreed by BMO and F&C) and the related Capital Reduction confirmed by the Court; and

•	An office copy of the Scheme Court Order is delivered to the Registrar of Companies and, if ordered by the Court, is registered by the Registrar of Companies together with the Statement of Capital attached to it.

Upon the Scheme becoming effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of F&C Shares will cease to be valid and entitlements to F&C Shares held within the CREST system will be cancelled.

Notwithstanding fulfilment of the conditions set out above, the Conditions and certain further terms referred to in Appendix 1, the Scheme will become effective after 1 May 2014. However, if the Scheme does not become effective on or before 31 August 2014 (or such later date (if any) as BMO and F&C may agree), it will lapse and the Acquisition will not proceed (unless the Panel otherwise consents).

The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting. The Scheme Document will also contain the expected timetable for the Acquisition, and will specify the necessary actions to be taken by F&C Shareholders. The Scheme Document, together with the Forms of Proxy, will be posted to F&C Shareholders and, for information only, to persons with information rights and to holders of options granted under the F&C Share Schemes, within 28 days of the date of this announcement. Subject, amongst other things, to the satisfaction or waiver of the Conditions, it is expected that the Scheme will become effective during May 2014. An expected timetable of principal events will be included in the Scheme Document.

15.	Delisting and re-registration

It is intended that dealings in F&C Shares will be suspended at 5.00 p.m. London time on the Business Day prior to the Effective Date. It is further intended that an application will be made to the UK Listing Authority for the cancellation of the listing of the F&C Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the F&C Shares on the London Stock Exchange’s main market for listed securities, with effect as of or shortly following the Effective Date.

It is also intended that, following the Scheme becoming effective, F&C will be re-registered as a private company under the relevant provisions of the Companies Act.

16.	Disclosure of interests in F&C Securities

BMO confirms that it is making on the date of this announcement an Opening Position Disclosure, setting out the details required to be disclosed by it under Rule 8.1(a) of the Code.

In the interests of secrecy prior to releasing this announcement, it has not been practicable for BMO to have made any enquiries of certain parties who may be deemed by the Panel to be acting in concert with BMO. Enquiries of such parties will be made as soon as practicable following the date of this announcement and BMO confirms that further disclosure in accordance with Rule 8.1(a) and Note 2(a)(i) on Rule 8 of the Code will be made as soon as possible, if required.

17.	Overseas shareholders

The availability of the Acquisition or the distribution of this announcement to F&C Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. F&C Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This announcement does not constitute an offer for sale for any securities or an offer or an invitation to purchase any securities. F&C Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been dispatched.

18.	Documents published on a website

Copies of the following documents will, by no later than 12 noon (London time) on 29 January 2014, be published on F&C’s website at www.fandc.com and BMO’s website at www.bmo.com/fandc until the end of the Acquisition:

•	the irrevocable undertakings referred to in paragraph 6 above; and

•	the offer-related arrangements referred to in paragraph 13 above.

19.	General

The Acquisition will be subject to the Conditions and certain further terms set out in Appendix 1 and the further terms and conditions set out in the Scheme Document when issued.

The Scheme will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 4.

This announcement may be translated into French. In the event of any inconsistency between the English language version and the French language version, the English language version will prevail.

Enquiries

Enquiries:

BMO

Media Relations

Paul Deegan	Tel: +1 416 867 4770

Ralph Marranca	Tel: +1 416 867 4995

Investor Relations

Sharon Haward-Laird	Tel: +1 416 867 6656

Andrew Chin	Tel: +1 416 867 7019

Barclays (financial advisor to BMO)

Matthew Smith	Tel: +44 (0) 20 7623 2323

Adam Sinclair	Tel: + 1 416 863 8900

BMO Capital Markets (financial advisor to BMO)

Brad Hardie	Tel: +1 416 359 5614

Ariel Walsh	Tel: +1 212 702 1743

F&C	Tel: +44 (0) 20 7628 8000

Richard Wilson

David Logan

J.P. Morgan Cazenove (financial advisor and corporate broker to F&C)	Tel: +44 (0) 20 7742 4000

John Mayne

Dwayne Lysaght

Mike Collar

F&C Media Relations

Richard Janes (F&C)	Tel: +44 (0) 20 7011 4298

Neil Doyle (FTI Consulting (public relations advisor to F&C))	Tel: +44 (0) 20 7269 7237

Further information

This announcement is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to  purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Acquisition or otherwise nor shall there be any sale, issuance or transfer of securities of F&C in any  jurisdiction in contravention of applicable law. The Acquisition will be made solely by means of the Scheme Document, which will contain the full terms and conditions of the Acquisition including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.

Barclays, which is authorised by the PRA and regulated by the FCA and the PRA in the UK, is acting exclusively for BMO and no one else in connection with the Acquisition and will not be responsible to anyone other than BMO for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

BMO Capital Markets is a trade name used by BMO Financial Group for the wholesale banking businesses of Bank of Montreal, BMO Harris Bank N.A., Bank of Montreal Ireland Plc, and Bank of Montreal (China) Co. Ltd and the institutional broker dealer businesses of BMO Capital Markets Corp. and BMO Capital Markets GKST Inc. in the US, BMO Nesbitt Burns Inc. in Canada, Europe and Asia, BMO Capital Markets Limited in Europe and Australia and BMO Advisors Private Limited in India. In the UK, BMO Capital Markets Limited is authorised and regulated by the FCA. BMO Capital Markets is acting exclusively for BMO and no one else in connection with the Acquisition and will not be responsible to anyone other than BMO for providing the protections afforded to its clients or for providing advice in relation to the Acquisition or in relation to the contents of this announcement or any transaction or any other matters referred to herein.

J.P. Morgan Limited is authorised and regulated in the United Kingdom by the FCA. J.P. Morgan Securities plc is authorised in the United Kingdom by the PRA and regulated by the FCA and the PRA. J.P. Morgan Limited and J.P. Morgan Securities plc conduct their UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”). J.P. Morgan Cazenove is acting as  financial adviser and broker exclusively for F&C and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters set out in this announcement and will not be responsible to anyone other than F&C for providing the protections afforded to clients of J.P. Morgan Cazenove, nor for providing advice in relation to any matter referred to herein.

Overseas jurisdictions

The availability of the Acquisition to F&C Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the  purposes of complying with English law, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

The Acquisition will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that  jurisdiction. Accordingly, copies of this announcement and formal documentation relating to the Acquisition will not be, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that  jurisdiction.

Canadian Holders should note that the Acquisition relates to the securities of a UK company, is subject to UK disclosure requirements (which are different from those applicable in Canada) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the provisions of Canadian provincial securities laws applicable to take-over bids. Accordingly, the Scheme will be subject to UK disclosure requirements and practices, which are different from the disclosure requirements of Canadian provincial securities laws applicable to take-over bids. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of Canadian companies or companies whose financial statements are prepared in accordance with International Financial Reporting Standards in Canada. However, if BMO were to exercise its right to implement the acquisition of the F&C Shares by way of a takeover offer, any such offer made in Canada will be made in compliance with (or pursuant to available exemptions from) the applicable requirements of Canadian provincial securities laws.

The receipt of cash pursuant to the Acquisition by a Canadian Holder as consideration for the cancellation of its Scheme Shares  pursuant to the Scheme may be a taxable transaction for Canadian federal income tax purposes and under applicable Canadian  provincial income tax laws, as well as foreign and other, tax laws. Each F&C Shareholder is urged to consult his independent  professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

US Holders should note that the Acquisition relates to the securities of a UK company, is subject to UK disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Exchange Act and the proxy solicitation rules under the US Exchange Act will not apply to the Acquisition. Accordingly, the Scheme will be subject to UK disclosure requirements and practices, which are different from the disclosure requirements of the US tender offer and proxy solicitation rules. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with IFRS and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. However, if BMO were to exercise its right to implement the acquisition of the F&C Shares by way of a takeover offer, such offer will be made in compliance with applicable US tender offer and securities laws and regulations.

The receipt of cash pursuant to the Acquisition by a US Holder as consideration for the cancellation of its Scheme Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as  foreign and other, tax laws. Each F&C Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Acquisition applicable to him.

It may be difficult for US Holders to enforce their rights and claims arising out of the US federal securities laws, since BMO and F&C are located in countries other than the US, and some or all of their officers and directors may be residents of countries other than the US. US Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s  judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, BMO or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, F&C Shares outside of the US, other than pursuant to the Acquisition, until the date on which the Acquisition and/or Scheme becomes effective, lapses or is otherwise withdrawn. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to the Regulatory News Service of the London Stock Exchange and will be available on the London Stock Exchange website at http://www.londonstockexchange.com/prices-and-news/prices-news/home.htm.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition, and other information published by BMO and F&C contain statements which are, or may be deemed to be, “forward-looking statements”, including for the purposes of Canadian securities law and the US Private Securities Litigation Reform Act of 1995. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of BMO and F&C about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on BMO and F&C, the expected timing and scope of the Acquisition and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although BMO and F&C believe that the expectations reflected in such forward-looking statements are reasonable, BMO and F&C can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include the satisfaction of the Conditions, as well as additional factors, such as: the anticipated benefits from the  proposed transaction, for example the Acquisition being accretive to BMO’s earnings, the estimated internal rate of return, and BMO’s capital position, are not realized as a result of changes in general economic and market conditions in the countries in which BMO operates; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which BMO operates; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; and those other factors set out on pages 30 and 31 of BMO’s 2013 Annual Report. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors.

Assumptions about current and expected capital requirements, F&C’s assets under management, revenues and expenses, potential for assets under management and earnings growth as well as costs associated with the Acquisition, and expected revenue and cost synergies were material factors BMO considered in estimating the internal rate of return to BMO and the estimate of the acquired business being accretive to BMO’s earnings.

Assumptions about current and expected capital requirements and BMO’s models used to assess those requirements under the Canadian Capital Adequacy Requirement Guideline, F&C’s assets under management, revenues and expenses, potential for assets under management and earnings growth as well as costs associated with the Acquisition were material factors BMO considered in estimating the impact on its Basel III Common Equity Tier 1 ratio.

Neither BMO nor F&C, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules and the Disclosure and Transparency Rules of the FCA), neither BMO or F&C is under any obligation, and BMO and F&C expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer  period and, if later, following the announcement in which any securities exchange offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a  person to whom Rule 8.3(a) of the Code applies must be made by no later than 3.30 pm (London time) on the 10th business day  following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day  following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8 of the Code. A Dealing Disclosure by a person to whom Rule 8.3(b) of the Code applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the  purpose of Rule 8.3 of the Code.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4 of the Code).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Electronic communications

Please be aware that addresses, electronic addresses and certain other information provided by F&C Shareholders, persons with information rights and other relevant persons for the receipt of communications from F&C may be provided to BMO during the offer  period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on website and hard copies

A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on BMO’s website at www.bmo.com/fandc and F&C’s website at www.fandc.com by no later than 12 noon (London time) on the business day following this announcement. For the avoidance of doubt, the contents of those websites is not incorporated by reference and does not form part of this announcement.

You may request a hard copy of this announcement by contacting the Company Secretary of F&C during business hours on +44 (0) 20 7628 8000 or by submitting a request in writing to the Company Secretary of F&C at Exchange House, Primrose Street, London EC2A 2NY. Your attention is drawn to the fact that a hard copy of this announcement will not be sent to you unless so requested. You may also request that all future documents, announcements and information to be sent to you in relation to the Acquisition should be in hard copy form.

Rounding

Certain figures included in this announcement have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS

OF THE SCHEME AND THE ACQUISITION

A.	CONDITIONS TO THE SCHEME AND ACQUISITION

1. The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Code, by no later than 31 August 2014 or such later date (if any) as BMO and F&C may, with the consent of the Panel, agree and (if required) the Court may approve.

2. The Scheme will be conditional upon:

(a)	approval of the Scheme at the Court Meeting (or at any adjournment thereof) by a majority in number of the Scheme Shareholders present and voting, either in person or by proxy, representing three-quarters or more in value of the Scheme Shares held by those Scheme Shareholders;

(b)	all resolutions in connection with or required to approve and implement the Scheme as set out in the notice of the General Meeting (including, without limitation, the Special Resolution) being duly passed by the requisite majority required to pass such resolutions at the General Meeting or at any adjournment thereof; and

(c)	the sanction of the Scheme and the confirmation of the Capital Reduction involved therein by the Court (in either case, without modification or with modification on terms acceptable to BMO and F&C), and

(i)	the delivery of office copies of the Scheme Court Order (with the Statement of Capital attached thereto) to the Registrar of Companies; and

(ii)	in relation to the Capital Reduction, if required by the Court, the Scheme Court Order being registered by the Registrar of Companies.

3. In addition, BMO and F&C have agreed that, subject as stated in Part B below, the Acquisition will be conditional upon the following matters and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such conditions (as amended, if appropriate) have been satisfied or, where relevant, waived:

(a)	except as fairly disclosed in the Data Room Folder prior to 26 January 2014, no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation, decision, directive or order of any Third Party (including any guidance issued by a Third Party regarding the application of any statute, regulation, decision, directive or order), in each case which would or would reasonably be expected to:

(i)

make the Scheme or the Acquisition or, in each case, its implementation or the acquisition or proposed acquisition by BMO or any member of the Wider BMO Group of any shares or other securities in, or control or management of, F&C or any member of the Wider F&C Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain in a material manner, prevent, prohibit, materially restrict or delay the same or impose additional conditions or obligations with respect to the Scheme or the Acquisition or such acquisition, or otherwise materially impede, challenge or interfere with the Scheme or Acquisition or such acquisition, or require amendment to the terms of the Scheme or Acquisition or the acquisition or proposed acquisition of any F&C Shares or the acquisition of control or management of F&C or the Wider F&C Group by BMO or any member of the BMO Group;

(ii)	limit or delay, or impose any limitations on, the ability of any member of the Wider BMO Group or any member of the Wider F&C Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider F&C Group or any member of the Wider BMO Group;

(iii)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider BMO Group of any shares or other securities in F&C;

(iv)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for any proposed divestiture by any member of the Wider BMO Group or by any member of the Wider F&C Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to own or control any of their respective assets or properties or any part thereof or materially limit the ability of any of them to conduct any of their respective businesses;

(v)	except pursuant to sections 974 to 991 of the Companies Act, as the case may be, require any member of the Wider BMO Group or of the Wider F&C Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi)	materially limit the ability of any member of the Wider BMO Group or of the Wider F&C Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider BMO Group or of the Wider F&C Group;

(vii)	result in any member of the Wider F&C Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii)	otherwise materially adversely affect any or all of the business, assets, profits, financial or trading position of any member of the Wider F&C Group or of the Wider BMO Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(b)	without limitation to condition (a) above, the Office of Fair Trading (“OFT”) or, as the case may be, the Competition and Markets Authority (the “CMA” and, together with the OFT, the “UK Competition Authority”) having indicated, in terms satisfactory to BMO (acting reasonably), that the UK Competition Authority or, as the case may be, the Secretary of State for Trade and Industry does not intend to refer the Acquisition of F&C by BMO, or any matters arising from the Acquisition, to the Competition Commission or, as the case may be, make a reference initiating a Phase 2 investigation;

(c)	all notifications, filings and assurances which are necessary or are reasonably considered necessary by BMO having been made or obtained, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all material statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Scheme or Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, F&C or any other member of the Wider F&C Group by any member of the Wider BMO Group or the carrying on by any member of the Wider F&C Group of its business, including without limitation:

(i)	the PRA or FCA (as relevant) having given notice in writing under section 189(4) of FSMA, either unconditionally or subject to conditions satisfactory to BMO (acting reasonably), of its approval (or being treated as having given its approval by virtue of section 189(6) of FSMA) of the acquisition of any member of the Wider F&C Group, which is a UK-authorised person;

(ii)	the Dutch Central Bank (De Nederlandsche Bank) having issued, or being deemed to have issued, a declaration of no-objection (verklaring van geen bezwaar) pursuant to Section 3:95 of the Dutch Financial Supervision Act of 28 September 2006 (as amended), either unconditionally or subject to terms and conditions satisfactory to BMO (acting reasonably), for the acquisition of a qualifying holding (gekwalificeerde deelneming) in F&C Netherlands B.V. as a result of the Acquisition;

(iii)	the Central Bank of Portugal (Banco de Portugal) having issued, or being deemed to have issued, its non-opposition, under the terms and for the purposes of articles 102 and 103 of the Portuguese Regime of Credit Institutions and Financial Companies (passed by Decree-Law no. 298/92, of 31 of December, as amended), to the indirect acquisition by BMO of F&C Portugal S.A. either unconditionally or subject to terms and conditions satisfactory to BMO (acting reasonably);

(iv)	the SFC having approved in writing the applications of BMO and any other person that will become:

(A)	a substantial shareholder (as such term is defined in the Securities and Futures Ordinance) of F&C Asset Management Asia Limited; and

(B)	a controlling shareholder (for the purposes of the SFC’s Code on Unit Trusts and Mutual Funds) of F&C Management Limited,

either unconditionally or subject to terms and conditions satisfactory to BMO (acting reasonably);

(v)	the CSSF having issued its non-opposition pursuant to Article 125-1 (2)(d) and (4) of the law dated 17 December 2010 on undertakings for collective investment, as amended, either unconditionally or subject to terms and conditions satisfactory to BMO (acting reasonably), to the proposed shareholding structure of F&C Management Luxembourg SA that will result as a consequence of the Acquisition; and

(vi)	the Office of the Superintendent of Financial Institutions (Canada) having given its approval or consent under the Bank Act (Canada) in connection with the Scheme or Acquisition on terms and conditions satisfactory to BMO (acting reasonably);

(d)	all Authorisations (other than those listed in paragraphs 3(c)(i) to 3(c)(vi) (inclusive) above) which are necessary or are reasonably considered necessary by BMO in any relevant jurisdiction for or in respect of the Scheme or Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, F&C or any other member of the Wider F&C Group by any member of the Wider BMO Group or the carrying on by any member of the Wider F&C Group of its business having been obtained, in terms and in a form reasonably satisfactory to BMO, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider F&C Group has entered into contractual arrangements, in each case where the absence of such Authorisation would be material in the context of the Acquisition or have a material adverse effect on either the Wider F&C Group taken as a whole or the Wider BMO Group taken as a whole, and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same at the time the Acquisition otherwise becomes wholly unconditional;

(e)	since 31 December 2012 and except as Disclosed (as defined below), there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider F&C Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Scheme or Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, F&C or any other member of the Wider F&C Group by any member of the Wider BMO Group or otherwise, would or would reasonably be expected to result in (in each case, to an extent which is material in the context of the Acquisition or the Wider F&C Group taken as a whole, as the case may be):

(i)	any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider F&C Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any member of the Wider F&C Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii)	the creation, otherwise than in the ordinary course of business, or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider F&C Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider F&C Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any asset or interest of any member of the Wider F&C Group being or falling to be disposed of or charged or ceasing to be available to any member of the Wider F&C Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider F&C Group, otherwise than in the ordinary course of business;

(v)	any member of the Wider F&C Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the creation of liabilities (actual or contingent) by any member of the Wider F&C Group otherwise than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider F&C Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii)	the financial or trading position or the value of any member of the Wider F&C Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would or would reasonably be expected to result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition (e);

(f)	since 31 December 2012 and except as Disclosed, no member of the Wider F&C Group having:

(i)	issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between F&C and wholly-owned subsidiaries of F&C other than any shares issued or shares transferred from treasury upon the exercise of any options or vesting of any awards granted prior to the date of this announcement under any of the F&C Share Schemes;

(ii)	purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii)	recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to F&C or a wholly-owned subsidiary of F&C) other than (A) the F&C Ordinary Dividend; (B) the REIT Dividends; and (C) the Thames River Dividends;

(iv)	except as between F&C and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, made or authorised any change in its loan capital;

(v)	other than with the consent of BMO, repurchased, tendered for, cancelled or otherwise dealt with any of the Notes and no member of the Wider F&C Group having sought to amend the terms of such Notes in any way;

(vi)	(except for a transaction between F&C and a wholly-owned subsidiary of F&C or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or, other than in the ordinary course of business, acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(vii)	issued or authorised the issue of, or made any change in or to, any debentures or incurred or, except in the ordinary course of business or except as between F&C and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, increased any material indebtedness or liability (actual or contingent);

(viii)	other than with the consent of BMO (such consent not to be unreasonably withheld or delayed), entered into, varied, or authorised any material agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A)	is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to involve an obligation of such nature or magnitude; or

(B)	is reasonably likely to restrict the business of any member of the Wider F&C Group in any material manner; or

(C)	is otherwise than in the ordinary course of business;

(ix)	entered into, terminated or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider F&C Group which would result in any liability of any member of the Wider F&C Group to make any severance, termination, bonus or other payments to any of its directors or other officers or which would be material in the context of the Acquisition or which would have a material adverse effect on the financial position of the Wider F&C Group taken as a whole;

(x)	(except in the case of any member of the Wider F&C Group which is dormant and which was solvent at the relevant time) taken any corporate action or had any legal proceedings instituted or threatened against it which would be material in the context of the Acquisition or which would have a material adverse effect on the Wider F&C Group taken as a whole or petition presented that was not dismissed or discharged or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii)	waived or compromised any claim where such waiver or compromise would have a material adverse effect on the financial position of the Wider F&C Group or be material in the context of the Acquisition taken as a whole;

(xiii)	made any alteration to its memorandum or articles of association (in each case, other than in connection with the Scheme);

(xiv)	(except in relation to changes made or agreed as a result of, or arising from, legislation or changes to legislation) made or agreed or consented to:

(A)	any change:

(I)	to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

(II)	the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder; or

(III)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IV)	the basis upon which the liabilities (including pensions) or such pension schemes are funded, valued or made, or

(B)	any change to the trustees including the appointment of a trust corporation,

in each case, which would be material in the context of the Acquisition or which would have a material adverse effect on the Wider F&C Group taken as a whole;

(xv)	proposed, agreed to provide or materially modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider F&C Group; or

(xvi)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this Condition (f);

(g)	since 31 December 2012 and except as Disclosed:

(i)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit of any member of the Wider F&C Group which, in any such case, is material in the context of the Acquisition or the Wider F&C Group taken as a whole;

(ii)	no contingent or other liability of any member of the Wider F&C Group having arisen or become apparent or increased which, in any case, is material in the context of the Acquisition or the Wider F&C Group taken as a whole;

(iii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider F&C Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider F&C Group which, in any case, is material in the context of the Acquisition or the Wider F&C Group taken as a whole;

(iv)	(other than as a result of the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider F&C Group which, in any case, is material in the context of the Acquisition or the Wider F&C Group taken as a whole;

(v)	other than with the consent of BMO, no action having been taken or proposed by any member of the Wider F&C Group (following approval of the F&C Shareholders under Rule 21.1 of the Code in respect of such action where such action) would be materially inconsistent with the implementation by BMO of the Acquisition on the basis contemplated as at the date of this announcement; and

(vi)	no member of the Wider F&C Group having conducted its business otherwise than in compliance with all applicable laws and regulations, save where any non-compliance would not have a material adverse effect in the context of the Acquisition or the Wider F&C Group taken as a whole;

(h)	except as Disclosed, BMO not having discovered:

(i)	that any financial or business or other information concerning the Wider F&C Group disclosed at any time by or on behalf of any member of the Wider F&C Group, whether publicly, to any member of the Wider BMO Group or to any of their advisers or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading, to an extent which in any case is material in the context of the Acquisition or the Wider F&C Group taken as a whole;

(ii)	that any member of the Wider F&C Group is subject to any liability (actual or contingent) which is material in the context of the Acquisition or the Wider F&C Group taken as a whole; or

(iii)	any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider F&C Group, to an extent which is material in the context of the Acquisition or the Wider F&C Group taken as a whole;

(i)	BMO not having discovered:

(i)	that any past or present member of the Wider F&C Group has paid or agreed to pay any bribe including any “inducement fee”, given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the UK Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act of 1977, as amended; or

(ii)	that any past or present member of the Wider F&C Group has engaged in any business with or made any investments in, or made any payments to (A) any government, entity or individual with which US or Canadian or European Union persons are prohibited from engaging in activities or doing business by US or Canadian or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control; or (B) any government, entity or individual targeted by any of the economic sanctions of the United Nations or the European Union or any of their respective member states;

(j)	BMO not having discovered:

(i)	that any past or present member of the Wider F&C Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider F&C Group, which in any case is material in the context of the Acquisition or the Wider F&C Group taken as a whole; or

(ii)	that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider F&C Group under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise, which in any case is material in the context of the Acquisition or the Wider F&C Group taken as a whole.

For the purpose of these Conditions:

(a)	“Disclosed” means information:

(i)	disclosed by, or on behalf of, F&C in: (A) F&C’s annual report and accounts for the year ended 31 December 2012; (B) as otherwise publicly announced by F&C prior to 28 January 2014 (by the delivery of an announcement to a Regulatory Information Service); or (C) in this announcement; or

(ii)	fairly disclosed in the virtual data room operated by or on behalf of F&C in respect of the Acquisition prior to 26 January 2014;

(b)	“Third Party” means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, authority (including any national or supranational anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other equivalent person or body whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel;

(c)	a Third Party shall be regarded as having “intervened” if it has given notice in writing of a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or made, proposed or enacted any statute, regulation, decision, directive or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and “intervene” shall be construed accordingly; and

(d)	“Authorisations” means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

B.	CERTAIN FURTHER TERMS OF THE SCHEME AND THE ACQUISITION

Conditions 3(a) to 3(j) (inclusive) must be fulfilled, be determined by BMO to be or remain satisfied or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.

Notwithstanding the paragraph above and subject to the requirements of the Panel, BMO reserves the right in its sole discretion to waive all or any of Conditions 3(a) to 3(j) inclusive, in whole or in part and to proceed with the Scheme Court Hearing prior to the fulfilment, satisfaction or waiver of any of the Conditions 3(a) to 3(j) inclusive.

BMO shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 3(a) to 3(j) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

BMO reserves the right to elect to implement the Acquisition by way of a takeover offer (as defined in Part 28 of the Companies Act), subject to the Panel’s consent. In such event, such Offer will be implemented on the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at 75 per cent. (or such percentage (being more than 50 per cent.) as BMO may decide (in each case, subject to the Panel’s consent) of the shares to which such Offer relates), so far as applicable, as those which would apply to the Scheme.

If the Panel requires BMO to make an offer or offers for any F&C Shares under the provisions of Rule 9 of the Code, BMO may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

The Acquisition will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document and such further terms as may be required to comply with the Listing Rules and the provisions of the Code.

The Acquisition will lapse if the UK Competition Authority refers the acquisition of F&C by BMO to the Competition Commission or, as the case may be, makes a reference initiating a Phase 2 investigation, or the European Commission either initiates proceedings under Article 6(1)(c) of the Regulation or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the Regulation and there is then a reference to the Competition Commission (or, as the case may be, a Phase 2 investigation) before the date of the Court Meeting.

Save to the extent they are cancelled pursuant to the Scheme, F&C Shares will be acquired by BMO fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable on or after the date of this announcement other than the F&C Ordinary Dividend. If F&C declares or pays a dividend after the date of this announcement and prior to the date on which the Scheme becomes effective, other than the F&C Ordinary Dividend, and such dividend is retained by any F&C Shareholder in respect of any F&C Shares, BMO shall be entitled to reduce the amount of consideration payable by an amount equivalent to such dividend in respect of such F&C Shares.

This announcement and any rights or liabilities arising hereunder, the Acquisition, the Scheme, and any proxies will be governed by English law and be subject to the jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.

The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about and observe any applicable requirements. Further information in relation to overseas shareholders will be contained in the Scheme Document.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

APPENDIX 2

BASES AND SOURCES

(a)	The value attributed to the existing issued ordinary share capital of F&C is based upon the 581,035,337 F&C Shares in issue on 27 January 2014 and the 9,184,313 F&C Shares which are the subject of awards granted under the LTRP and which are expected to vest prior to the date that the Scheme becomes effective (less the F&C Shares held by the F&C Employee Benefit Trust that may be transferred to satisfy such awards).

(b)	Unless otherwise stated, the financial information on BMO is extracted (without material adjustment) from BMO’s Annual Report and Accounts for the year ended 31 October 2013.

(c)	Unless otherwise stated, the financial information on F&C is extracted (without material adjustment) from F&C’s Annual Report and Accounts for the year ended 31 December 2012, the Interim Results for the period ended 30 June 2013 and the Interim Management Statement for the 3 month period ended 31 December 2013.

(d)	The reference to the implied enterprise value multiple is based on the value of F&C’s fully diluted share capital (as calculated in note (a) above) assuming:

(i)	120 pence per F&C Share; plus

(ii)	F&C’s net debt as at 30 June 2013 of £87.4 million; plus

(iii)	F&C’s pension deficit as at 30 June 2013 of £23.0 million; plus

(iv)	F&C’s total financial liability relating to the other LLP members of F&C REIT as at 30 June 2013 of £33.8 million; all divided by

(v)	F&C’s EBITDA of approximately £90 million for the 12 months ended 30 June 2013.

(e)	The market prices of F&C Shares are the closing middle market quotations as derived from the Daily Official List.

(f)	Volume weighted average closing prices are derived from Factset.

(g)	The exchange rate of 1.8240 for the conversion of Sterling into Canadian dollars has been derived from Bloomberg and is based on the exchange rate as at 24 January 2014 (5.00pm, London time).

(h)	The exchange rate of 1.6557 for the conversion of Sterling into US dollars has been derived from Bloomberg and is based on the exchange rate as at 31 December 2013 (5.00pm, New York time).

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of F&C Shares have given irrevocable undertakings: (i) to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting in relation to the following F&C Shares; or (ii) if the Scheme is subsequently structured as an Offer, to accept the Offer:

Directors of F&C

Name	Number of F&C Shares*	Percentage of issued ordinary share capital of F&C as at 27 January 2014

Richard Wilson	588,612	0.10%

David Logan	324,367	0.06%

Kieran Poynter	30,000	0.01%

Charles Porter	100,000	0.02%

Keith Bedell-Pearce	51,285	0.01%

*	This number includes the number of F&C Shares (if any) held by family members/trusts/nominees of the relevant director to which the irrevocable also relates.

The irrevocable undertakings given by the directors of F&C named above will remain binding if a higher competing offer for the entire issued and to be issued share capital of F&C is made, but, following the release of this announcement, will cease to be binding if: (a) the Scheme lapses or is withdrawn and no new, revised or replacement Scheme or Offer is announced in accordance with Rule 2.7 of the Code in its place or is announced, in accordance with Rule 2.7 of the Code, at the same time (such new, increased, renewed or revised Scheme or Offer to be on terms which are, in the opinion of Barclays, no less favourable in any material respect to F&C Shareholders than the terms set out in this announcement); or (b) the Scheme Document is not posted to F&C Shareholders within 28 days of the date of this announcement or such longer period as BMO and F&C, with the consent of the Panel, determine.

Institutional Shareholders

Name	Number of F&C Shares	Percentage of issued ordinary share capital of F&C as at 27 January 2014

Aviva Investors	70,389,763	12.11%

Following the release of this announcement, this undertaking will cease to be binding if: (a) the Scheme lapses or is withdrawn without becoming unconditional in all respects; (b) the Scheme Document has not been posted within 28 days of the date of this announcement or such longer period as BMO and F&C may, with the consent of the Panel, determine; (c) Aviva Investors Global Services Limited is required to withdraw its undertaking by any court or competent regulator; (d) there is a material change in the information relating to the Scheme upon which Aviva Investors Global Services Limited based its decision to provide the undertaking and Aviva Investors Global Services Limited reasonably deems it necessary to revoke its undertaking as a result thereof; or (e) a third party announces a firm intention to make an offer under Rule 2.7 of the Code for the whole of the issued share capital of F&C (other than any such shares which at the date of the competing offer are already held by the third party offeror) under which the amount or value of the consideration offered for each F&C Share is not less than 10 per cent. greater than the value per share offered pursuant to the Scheme and BMO has not within 14 days of the time and date of the competing offer announced a revised offer which exceeds the value of the competing offer.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

“£”, “Sterling”, “pence” or “p”	the lawful currency of the UK

“Acquisition”	the direct or indirect acquisition of the entire issued and to be issued share capital of F&C by BMO (other than F&C Shares already held by BMO, if any) to be implemented by way of the Scheme or (should BMO so elect, subject to the consent of the Panel) by way of the Offer

“AuA”	assets under administration

“AuM”	assets under management

“Barclays”	Barclays Bank PLC, acting through its investment bank, the financial adviser to BMO

“BMO”	BMO Europe and Bank of Montreal together or individually as the context requires

“BMO Europe”	BMO Global Asset Management (Europe) Limited

“BMO Group”	Bank of Montreal and its subsidiary undertakings

“Business Day”	a day (other than Saturdays, Sundays and public holidays in the UK) on which banks are open for general commercial business in London

“Business Flows Update”	the update on business flows contained in F&C’s Interim Management Statement for the 3 month period ended 31 December 2013

“Canada”	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof

“Canadian Holders”	holders of F&C Shares in Canada

“Capital Reduction”	the proposed reduction of F&C’s share capital under Chapter 10 of Part 17 of the Companies Act, associated with the Scheme

“CMA”	Competition and Markets Authority

“Code”	the City Code on Takeovers and Mergers

“Companies Act”	the Companies Act 2006, as amended from time to time

“Conditions”	the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix 1 to this announcement and to be set out in the Scheme Document

“Consumer”	in respect of F&C, Retail and Investment Trusts

“Consumer & Institutional”	in respect of F&C, Consumer and Institutional

“Co-operation Letter”	the letter agreement between Bank of Montreal, BMO Global Asset Management (Europe) Limited, and F&C dated 28 January 2014, a summary of which is set out in paragraph 13(b) of this announcement

“Court”	the High Court of Justice of England and Wales

“Court Meeting”	the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof

“CREST”	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form

“CSSF”	the Luxembourg Financial Sector Monitoring Commission (Commission de Surveillance du Secteur Financier)

“Daily Official List”	the daily official list of the London Stock Exchange

“Data Room Folder”	folder “Legal and Regulatory” / “1 CMVW” in the virtual data room operated by or on behalf F&C in respect of the Acquisition

“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer

“EBITDA”	earnings before interest, taxes, depreciation and amortisation

“Effective Date”	the date upon which the Scheme becomes effective in accordance with its terms

“ETF”	exchange-traded fund

“Excluded Shares”	(i) any F&C Shares beneficially owned by BMO or any other member of the BMO Group; and (ii) any other F&C Shares which BMO and F&C agree will not be subject to the Scheme

“F&C”	F&C Asset Management plc

“F&C Asset Notes”	the 6.750 per cent. fixed/floating rate subordinated notes with principal amount of £260 million issued by F&C on 18 December 2006

“F&C Finance”	F&C Finance plc

“F&C Finance Notes”	the 9.000 per cent. guaranteed notes with principal amount of £129,711,000 and the 9.000 per cent. guaranteed notes with principal amount of £20 million issued by F&C Finance on 15 September 2009 and 21 September 2010 respectively

“F&C Group”	F&C and its subsidiary undertakings

“F&C Ordinary Dividend”	the ordinary course dividend of 2 pence per F&C Share for the financial year ended 31 December 2013, which on 28 January 2014 the board of directors of F&C resolved to pay on the earlier of (i) 20 May 2014; and (ii) the date on which cash consideration is despatched pursuant to the Scheme, to F&C Shareholders on F&C’s register of members at the close of business on 4 April 2014

“F&C REIT”	F&C REIT Asset Management LLP

“F&C Shareholders”	the registered holders of F&C Shares from time to time

“F&C Shares”	ordinary shares of 0.1 pence each in the capital of F&C

“F&C Share Schemes”	the LTRP, the Isis Asset Management PLC Share Incentive Plan, the Thames River Capital Management Incentive Plan and the 2002 Executive Share Option Scheme

“FCA”	the Financial Conduct Authority

“Forms of Proxy”	the form of proxy in connection with each of the Court Meeting and the General Meeting, which shall accompany the Scheme Document

“FSMA”	the Financial Services and Markets Act 2000, as amended

“General Meeting”	the general meeting of F&C to be convened in connection with the Scheme and the Capital Reduction, notice of which will be set out in the Scheme Document, including any adjournment thereof

“IFRS”	International Financial Reporting Standards

“Institutional”	in respect of F&C, segregated mandates sold to institutional investors, together with collective investment schemes primarily targeted at institutional investors

“J.P. Morgan Cazenove”	each of J.P. Morgan Limited, in its capacity as financial adviser to F&C, and J.P. Morgan Securities plc, in its capacity as corporate broker to F&C, as applicable, who each conduct their UK investment banking business as J.P. Morgan Cazenove

“Listing Rules”	the rules and regulations made by the FCA in its capacity as the UK Listing Authority under the FSMA and contained in the UK Listing Authority’s publication of the same name

“London Stock Exchange”	London Stock Exchange plc

“LTRP”	F&C Long Term Remuneration Plan

“Notes”	the F&C Finance Notes and the F&C Asset Notes

“Offer”	if (subject to the consent of the Panel) BMO elects to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of BMO to acquire the entire issued and to be issued ordinary share capital of F&C on the terms and subject to the conditions to be set out in the related offer document

“Offer Period”	the offer period (as defined in the Code) relating to F&C, which commenced on 27 January 2014

“Official List”	the official list of the London Stock Exchange

“OFT”	Office of Fair Trading

“Omnibus Plan”	BMO Omnibus Restricted Share Unit Plan

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Code

“Panel”	the Panel on Takeovers and Mergers

“PRA”	the Prudential Regulation Authority

“Registrar of Companies”	the Registrar of Companies in England and Wales

“Regulatory Information Service”	any information service authorised from time to time by the FCA for the purpose of disseminating regulatory announcements

“REIT Dividends”	the dividends to be made by F&C REIT or any of its subsidiaries to members of F&C REIT in a manner consistent with past practice and in accordance with the terms of the REIT LLP Agreement

“REIT LLP Agreement”	the limited liability partnership agreement dated 21 July 2008 between F&C, Leo Noé, Ivor Smith and Kendray Properties Limited relating to F&C REIT

“Restricted Jurisdictions”	any jurisdiction where the extension or availability of the Scheme or Offer would breach any applicable law

“Retail”	in respect of F&C, UK and Luxembourg open ended funds, primarily sold to wholesale and UK retail investors

“Scheme”	the scheme of arrangement proposed to be made under Part 26 of the Companies Act between F&C and the Scheme Shareholders, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by F&C and BMO

“Scheme Court Hearing”	the hearing of the Court (i) of the application to confirm the Capital Reduction; and (ii) to sanction the Scheme

“Scheme Court Order”	the order of the Court to be granted at the Scheme Court Hearing, confirming the Capital Reduction and sanctioning the Scheme under Part 26 of the Companies Act

“Scheme Document”	the document to be sent to (among others) F&C Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and General Meeting

“Scheme Record Time”	the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the Business Day immediately prior to the Effective Date

“Scheme Shareholders”	holders of Scheme Shares

“Scheme Shares”

F&C Shares:

(a) in issue as at the date of the Scheme Document;

(b) (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and

(c) (if any) issued on or after the Scheme Voting Record Time and at or prior to the Scheme Record Time either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme, but in each case other than the Excluded Shares

“Scheme Voting Record Time”	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined

“SFC”	the Hong Kong Securities and Futures Commission

“Special Resolution”	the special resolution to be proposed by F&C at the General Meeting in connection with, among other things, the approval of the Scheme and confirmation of the Capital Reduction, the alteration of F&C’s articles of association and such other matters as may be necessary to implement the Scheme and the delisting of the F&C Shares

“Statement of Capital”	the statement of capital (approved by the Court) showing, with respect to F&C’s share capital, as altered by the Scheme Court Order, the information required by section 649 of the Companies Act

“Substantial Interest”	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking

“Thames River Dividends”	the dividends and distributions to be made by TRC LLP and TRMC LLP to their respective members in a manner consistent with past practice and in accordance with the terms of the TRC Agreements

“TRC Agreements”	the TRC LLP Agreement and the TRMC LLP Agreement

“TRC LLP”	Thames River Capital LLP

“TRC LLP Agreement”	the limited liability partnership agreement as amended and restated on 27 April 2010 between Thames River Capital (UK) Limited (a wholly-owned subsidiary of F&C), TRC LLP and the other members of TRC LLP

“TRMC LLP”	Thames River Multi-Capital LLP

“TRMC LLP Agreement”	the limited liability partnership agreement as amended and restated on 27 April 2010 between Thames River Capital (UK) Limited (a wholly-owned subsidiary of F&C), TRMC LLP and the other members of TRMC LLP

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland

“United States of America”, “United States” or “US”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“UK Listing Authority”	the FCA acting in its capacity as the competent authority for listing under the Financial Services and Markets Act 2000

“US Exchange Act”	the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (as amended)

“US Holders”	holders of F&C Shares ordinarily resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding F&C Shares for persons in the US or with a registered address in the US

“VWAP”	volume weighted average price

“Wholesale”	in respect of F&C, non-UK open ended funds managed by the Thames River investment teams

“Wider BMO Group”	Bank of Montreal and the subsidiaries and subsidiary undertakings of Bank of Montreal and associated undertakings (including any joint venture, partnership, firm or company in which any member of the BMO Group is interested or any undertaking in which Bank of Montreal and such undertakings (aggregating their interests) have a Substantial Interest)

“Wider F&C Group”	F&C and the subsidiaries and subsidiary undertakings of F&C and associated undertakings (including any joint venture, partnership, firm or company in which any member of the F&C Group is interested or any undertaking in which F&C and such undertakings (aggregating their interests) have a Substantial Interest)

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the meanings given by the Companies Act.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the date of this announcement. All references to time in this announcement are to London time unless otherwise stated.